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英国欧华律师事务所驻北京代表处

Mr. Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

February 10, 2021

RE:

Ossen Innovation Co., Ltd.
Schedule 13E-3
Filed by Ossen Innovation Co., Ltd., New Ossen Group Limited,

New Ossen Innovation Limited, Acme Innovation Limited, Pujiang

International Group Limited, Elegant Kindness Limited and Dr. Liang Tang

Filed on January 11, 2020

File No. 005-85620

Dear Mr. Hindin:

On behalf of Ossen Innovation Co., Ltd. (the “Company”), we set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in a letter dated February 2, 2021 with respect to the Schedule 13E-3, File No. 005-85620 (the “Schedule 13E-3”) filed on January 11, 2021 by the Company and other filing persons named therein (together with the Company, collectively, the “Filing Persons”). For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the Company.

Please note that all references to page numbers in the responses below are references to the page numbers in Amendment No. 1 to the Schedule 13E-3 (the “Amendment”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Proxy Statement”), as the case may be, filed concurrently with the submission of this letter. The Amendment and the Revised Proxy Statement each incorporates the changes made in response to the Staff’s comments and certain other updated information. In addition, a marked copy of the Amendment and the Revised Proxy Statement indicating changes against the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) to the Schedule 13E-3 filed on January 11, 2021 (the “Preliminary Proxy Statement”), respectively, is being provided separately to the Staff via email. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Amendment or the Revised Proxy Statement as applicable. To the extent any response or update relates to information concerning any Filing Persons other than the Company, such response is included in this letter, the Amendment and the Revised Proxy Statement based on information provided to us by the responding Filing Persons and their representatives.

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Schedule 13E-3

Letter to Shareholders

1.	The third paragraph of the letter to shareholders identifies Dr. Tang as both the chief executive officer and chairman of the board of directors of the Company. However, the Schedule 13E-3 is signed by Wei Hua on behalf of the Company, and he is identified as Chief Executive Officer and Chief Financial Officer of the Company. Please advise or revise, as applicable.

We respectfully advise the Staff that Dr. Tang serves as the chairman of the board of directors of the Company, and Mr. Wei Hua serves as the chief executive officer and chief financial officer of the Company. In response to the Staff’s comment, the relevant disclosure in the Schedule 13E-3 and the Preliminary Proxy Statement has been revised.

Special Factors, page 35

2.	Disclosure on page 35 indicates that on October 30, 2020, at the meeting of the Independent Committee, representatives from the Company shared with the independent directors the Company’s views on projected profit from the sale of plain surface PC strands, zinc coated PC wires and PC strands, and rare earth coated PC wires and PC strands. Please supplement the disclosure to describe such views.

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement has been revised. Please refer to page 35 of the Revised Proxy Statement.

3.	Disclosure on page 36 indicates that on November 17, 2020, Houlihan Lokey circulated to the Independent Committee a preliminary financial analysis report for its review and consideration. Please file the report as an exhibit to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

In response to the Staff’s comment, the preliminary financial analysis report dated November 17, 2020 has been filed as Exhibit (c)-(3) to the Amendment No. 1 to the Schedule 13E-3.

4.	Disclosure in the second to last paragraph on page 38 indicates that “[a]fter extensive discussion among members of the Independent Committee and its advisors, the Independent Committee approved the proposed voting threshold, based on the need to protect the interest of the Unaffiliated Security Holders of the Company and the certainty of the transaction.” It is unclear from the disclosure in this paragraph whether the “proposed voting threshold” is referencing the “majority” or “66 2/3” threshold discussed in this paragraph. Please revise to clarify accordingly.

We respectfully advise the Staff that the “proposed voting threshold” refers to the affirmative vote of holders of shares representing at least a majority of the shares present and voting in person or by proxy at the Company’s shareholder meeting. In response to the Staff’s comment, the relevant disclosure in the Preliminary Proxy Statement has been revised. Please refer to page 38 of the Revised Proxy Statement.

5.	Disclosure in the last paragraph on page 38 indicates that “Houlihan Lokey reported that it had made certain updates to its last financial analyses made in November, to include among others, an increase in selected discount rate range due to updated market data.” Please revise to summarize the updated market data that justified the increase in the selected discount rate range.

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement has been revised. Please refer to pages 38 and 61 of the Revised Proxy Statement.

6.	Disclosure in the second to last paragraph on page 39 indicates that “the Board had (a) determined that the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, is fair to, and in the best interests of, the Company and its shareholders (including those shareholders who are unaffiliated with Pujiang and the Buyer Group).” Please note that the staff considers officers and directors of the Company to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of “affiliate” in Exchange Act Rule 13e-3(a)(1). Please advise whether the phrase “shareholders who are unaffiliated with Pujiang and the Buyer Group” applies to any other directors and officers of the Company or its affiliates who are not necessarily members of the Buyer Group or its affiliates. Disclosure regarding the Board’s fairness determination with respect to the phrase “shareholders who are unaffiliated with Pujiang and the Buyer Group,” as opposed to unaffiliated holders of Shares and ADSs, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A. In responding to this comment, consider the disclosure on page 48 regarding the Buyer Group’s fairness determination utilizing the defined term “Unaffiliated Security Holders” found on page 9.

We respectfully advise the Staff that the phrase “shareholders who are unaffiliated with Pujiang and the Buyer Group” does not apply to any other directors and officers of the Company or its affiliates who are not members of the Buyer Group or its affiliates. Other than Dr. Tang, who is a member of the Buyer Group and an affiliate of the Company, none of the other directors and officers of the Company hold any of the Company’s ordinary shares. Therefore, “Unaffiliated Security Holders” refer to holders of the Shares and the ADSs of the Company (other than the holders of Excluded Shares and ADSs representing the Excluded Shares) that are unaffiliated security holders of the Company as such terms are defined in Rule 13e-3 of the Exchange Act. In response to the Staff’s comment, the relevant disclosure in the Preliminary Proxy Statement and the definition of Unaffiliated Security Holders have been revised. Please refer to pages iii and 39 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Independent Committee, page 40

7.	The second bullet point on page 43 references “the trends in the Company’s industry, including competition.” Please revise to describe such trends in greater detail. For example, clarify if this phrase is referring to increasing or decreasing competition and quantify via estimate or otherwise, if possible. Also describe any other trends that were intended to be referenced in this phrase.

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement has been revised. Please refer to page 43 of the Revised Proxy Statement.

8.	The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). While we acknowledge the disclosure at the sixth bullet point on page 45, please revise this section to explain why the Board believes the Rule 13e-3 transaction is fair in the absence of such procedural safeguard.

We respectfully refer to the disclosure in pages 44 and 45 of the Revised Proxy Statement, which sets out the procedural safeguards adopted by the Independent Committee and the Board to represent the interests of the Unaffiliated Security Holders. In addition, in response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement has been further revised. Please refer to page 46 of the Revised Proxy Statement.

9.	Please consider the preceding comment applicable to the Buyer Group’s disclosure on pages 48 to 53 and revise accordingly.

The Buyer Group respectfully advises the Staff that, while the Buyer Group is aware that the Merger is not subject to approval by the majority of the Company’s minority shareholders, the Buyer Group believes the interests of the Unaffiliated Security Holders have been represented by the Independent Committee, which negotiated the terms and the conditions of the Merger Agreement with the Buyer Group with the assistance of its independent legal and financial advisors. The Buyer Group did not participate in or have any influence over the deliberative process of, or the conclusions reached by, the Independent Committee or the negotiating positions of the Independent Committee. In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement has been further revised, and the Buyer Group respectfully refers to the disclosure in pages 51 and 52 of the Revised Proxy Statement, which sets out the procedural safeguards adopted by the Independent Committee and the Board to represent the interests of Unaffiliated Security Holders.

Certain Financial Projections, page 53

10.	The first paragraph on page 54 indicates that “[a]lthough the projections are presented with numerical specificity, they were based on numerous assumptions and estimates as to future events made by our management that our management believed were reasonable at the time the projections were prepared.” Please revise to disclose these assumptions in greater detail.

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement has been revised. Please refer to page 54 of the Revised Proxy Statement.

Opinion of the Independent Committee’s Financial Advisor, page 55

11.	Disclosure on page 62 indicates that “...Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the Company, the Parent, other participants in the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the Company, the Parent, other participants in the Merger or certain of their respective affiliates or security holders, and may do so in the future.” Given the materiality of such relationships to a shareholder’s voting decision, including its assessment of Houlihan Lokey’s opinion, please revise to provide greater detail regarding such investment commitments and co-investments. Refer to Item 9 of Schedule 13E-3 and Item 1015(b)(4) of Regulation M-A.

We respectfully advise the Staff that the Company included such disclosure to cover certain inadvertent tangential relationships, which, even if exist, would not constitute a material relationship under Item 1015(b)(4) of Regulation M-A, nor have any impact on the independence of Houlihan Lokey as the financial advisor to the Independent Committee. To avoid confusion, the disclosure on page 62 of the Revised Proxy Statement has been revised to remove such disclosure.

Financial Information, page 115

12.	We note that a Form 6-K was filed on August 27, 2020 containing the preliminary unaudited financial results for the six months ended June 30, 2020. Please revise this section to disclose the information required by Item 1010(a)(2) of Regulation M-A. Refer to Item 13 of Schedule 13E-3, the Division of Corporation Finance’s July 2001 Interim Supplement to Publicly Available Telephone Interpretations, Section H.9. and section 14410.2 of the Division of Corporation Finance Financial Reporting Manual.

In response to the Staff’s comment, the disclosure in the Preliminary Proxy Statement has been revised. Please refer to pages 115 to 119 of the Revised Proxy Statement.

If you have any questions or wish to discuss any aspect of the Amendment or the Revised Proxy Statement, please contact James Chang by phone at +86 10 8520 0608 or by e-mail at james.chang@dlapiper.co, or Yang Ge by email at yang.ge@dlapiper.com.

Very truly yours,

/s/ DLA Piper UK LLP

DLA Piper UK LLP

Enclosures

cc:
Dr. Liang Tang
New Ossen Group Limited
New Ossen Innovation Limited
Acme Innovation Limited
Pujiang International Group Limited
Elegant Kindness Limited

James Chang, Esq.; Yang Ge, Esq.
DLA Piper
Dan Ouyang, Esq.; Jie Zhu, Esq.
Wilson Sonsini Goodrich & Rosati